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                                     AIMCO
                             AIMCO PROPERTIES, L.P.
        IS OFFERING TO PURCHASE UNITS OF LIMITED PARTNERSHIP INTEREST IN
                   SHELTER PROPERTIES VII LIMITED PARTNERSHIP
                          FOR $646.60 PER UNIT IN CASH

Preliminary approval of the settlement was obtained on November 3, 1999 from the Superior Court of the State of California, County of San Mateo, at which time the Court set a final approval hearing for December 10, 1999. Prior to the December 10, 1999 hearing, the Court received various objections to the settlement, including a challenge to the court's preliminary approval based upon the alleged lack of authority of plaintiff's counsel to enter into the settlement. At the December 10, 1999 hearing, the Court decided to continue the hearing on the settlement to January 4, 2000, at which time it would decide (i) whether to vacate its November 3, 1999 order granting preliminary approval, and/or (ii) to grant final approval of the proposed settlement.

On December 14, 1999 we terminated the proposed settlement. However, we are still offering to purchase units in your partnership and 44 other partnerships which were part of the proposed settlement. Our offer is made upon the terms and subject to the conditions set forth in the Litigation Settlement Offer, dated November 15, 1999, as supplemented to date, and in the accompanying letter of transmittal.

We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will be responsible for any taxes that arise from your sale of units. You will also have to pay any fees or commissions imposed by your broker, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. Depending on the number of units that you tender, any fees charged on a per transaction basis could exceed the aggregate offer price you receive if some of your units are not accepted by us (as a result of proration or otherwise).

We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer" in the Litigation Settlement Offer. You may tender all or any portion of the units that you own. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

Our offer will expire at midnight, New York City time, on December 30, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after January 11, 2000.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.


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
               By Mail:                    By Overnight Courier:                       By Hand:

            P.O. Box 2065                    111 Commerce Road                    111 Commerce Road
    S. Hackensack, N.J. 07606-2065         Carlstadt, N.J. 07072                Carlstadt, N.J. 07072
                                        Attn.: Reorganization Dept.          Attn.: Reorganization Dept.

                                       For information, please call:
                                         TOLL FREE: (888) 349-2005

                                    Supplement dated December 16, 1999
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